STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA  19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

                                                                                                                    Email:           tfd@stevenslee.com

Direct Fax:

(610) 988-0828

March 13, 2014

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Staff of the SEC has requested that the Fund address certain questions and comments raised by the Staff.  The responses are set forth below:

1.

The Fund is now aware that the registration for each series, including the Prospectus and SAI for each series and each class, is required to be updated annually following the filing of the audited financial statements for the Fund for its fiscal year.  The fiscal year of the Fund ended on September 30, 2013, and the annual update for each of the registrations should have been made by January 31, 2014.   The Fund is preparing the filings now and will file them on EDGAR as soon as possible.  The Fund has suspended sales until the annual update filings become effective.

2.

The N-CSR that was filed on or about December 4, 2013 for the period ended September 30, 2013 did not include the auditor’s opinion letter.  An opinion letter was issued on November 29, 2103, and it appears that the failure to include the letter in the N-CSR was simply an oversight.  An amended N-CSR  has already been filed with the signed auditor’s opinion.

3.

The annual report for September 30, 2013 did not include a discussion of the reasons the Board approved the investment advisory contract.  This discussion will be included in the Semi-Annual Report that will be filed for the period ending March 31, 2014.

4.

On August 8, 2013, the Fund made a 485A filing to add a Class I to the India MidCap Index Fund, and on August 12, 2013 made a similar 485A filing to add a Class I to the India Bank Index Fund.  Both of these filings were based on the Class I that had previously been filed for the Baltic and Poland series.  The intent of these filings was to replace the original Investor Class with a new Class I, to make the class names consistent among all the different series.   On or about August 19, 2013, the Staff provided some comments regarding these filings.  Unfortunately, the Fund never filed amendments to address those comments.  The annual update filings that are being made for each of the India MidCap and India Bank series will contain all changes suggested by the Staff in that August communication.

5.

With respect to the Annual Report as of September 30, 2013, a Class I is reflected for both the India MidCap and the India Bank series, but due to the fact that amendments were not filed as reflected in item 4 above, the Class I for those two series were not yet effective.  As indicated, these two series had begun with an Investor Class.  In the Annual Report, the reference to the class across all the series was changed to Class I, even though the class that was in existence for the MidCap and Bank series was still the Investor Class at that time.

6.

The N-Q filed for the period ending December 31, 2013 shows that each of the series had significant cash positions, rather than being fully invested in their applicable strategy.  In the case of several of the series, the total amount invested in the fund was so small that it could not realistically be fully invested in the stocks in the applicable index.  This was especially true for the Poland Fund (total assets at that time less than $10,000; the only shareholder was an officer of the advisor).  It was also true to a lesser extent for the two India funds, the MidCap and the Bank Index, which had total investments of approximately $110,000 each, and had cash positions of 27% and 48%, respectively.  The process to purchase the Indian stocks that are used in the respective indices is not conducive to purchasing very small amounts, and purchases are aggregated to permit larger transactions.  The Fund expects the cash position to be a much smaller percentage of the assets of each series as those series grow in size.

In the case of the Baltic Index Fund, the total investments were much larger, approximately $670,000, and the cash position was quite large, about 55%.  Part of the reason for this high percentage of cash was an inflow of cash just before year-end that was not able to be invested quickly.  Another part of the reason is that the Baltic Fund’s sub-custodian in Europe was not convenient or efficient for the needs of the Fund, and delays in converting cash to investments were occurring.  The Fund does not intend to maintain any cash for defensive investment purposes in any series, and seeks to maintain cash only for redemption and other normal business needs.  Poland will not be fully invested until it has a larger amount of assets, and the two India funds similarly will have cash positions above ideal levels until they have a larger total asset base.  The Fund is implementing procedures to cause the Baltic Fund to be invested more quickly as cash comes in to maintain the cash portion at a more reasonable level, including changing the foreign sub-custodian bank to one that can provide better service to the Baltic Fund, which change of sub-custodians should occur in the next week or so.

7.

The N-PX that was filed shows the Fund as a whole, including all series in the aggregate.  In the future, the N-PX will be filed separately, by each series.

8.

The Annual Report for September 30, 2013 includes Statements of Assets and Liabilities for each series.  These Statements show that each series had only two liabilities each, a nominal amount for distribution fees payable, and a significant amount for “Other Accrued Expenses” without further explanation as to what comprised such expenses.  The Fund has instructed the administrator to review these amounts in the future and, if warranted, to separately reference any  material component of “other accrued expenses.”

9.

The Statements of Assets and Liabilities also show a significant amount of “Receivables from Advisor” for each series.   These are the amounts that the Advisor owes the separate series for reimbursement of expenses to maintain the expense ratio at the commitment level specified in the relevant Prospectus.  The amounts reflected as of September 30 included several months’ worth of reimbursements, all of which were paid by the Advisor prior to the Annual Report being finalized on November 29, 2013.   The reimbursement amounts are now paid monthly, and the advisor will continue to pay the Fund monthly if any reimbursement amounts are due.

10.

The Statements of Assets and Liabilities reflect nominal amounts payable to the distributor of the Fund.  The distributor is not affiliated with the advisor to the Fund.  Typically, the advisor has been paying the distributor directly, and those amounts do not show up as amounts owed by the Fund, but are included in the amount of reimbursement paid by the adviser on behalf of the Fund.  The amounts that were shown as of September 30 were small accrued amounts that had not yet been submitted to the advisor for payment, and were recorded as amounts due from the Fund.  Any such amounts that would appear as a liability of the Fund as of a month end are typically paid by the adviser in the following month.

11.

In the Financial Highlights section of the Annual Report, selected data per share is shown for each class of each series.  For the India Bank Index Class A, the highlights show that the expense ratio after waiver and reimbursement is higher (3.63%) than the maximum expense ratio reflected in the Prospectus (1.21%).  The reason for this discrepancy is that the Bank Class A was simply too small, having consisted of a total of 100 shares, a total initial investment of $1,000.  (The Bank Class A shares were issued to an officer of the advisor.)  While the expenses should have been adjusted through reimbursement to provide for an expense ratio of 1.21% or less, this was inadvertently not done as to this particular class.  (A reimbursement of less than $25 would have been sufficient, given that the portfolio was less than $1,000.)   The Fund expects the Class A portfolios of each of the series to continue to be very small as of March 31, 2014, but will instruct the fund administrator to charge an appropriate amount for reimbursement to maintain the expense ratio at or below the committed maximum for each of the Class A portfolios.

12.

The Annual Report reflects in a number of places a 2% redemption fee that was intended to be charged on redemptions within thirty days of investment.  See, for example, footnote 2 of the financial statements.  Initially, the 2% redemption fee applied to all classes of shares.  When the Fund was preparing the Thailand Index Fund, the Fund wanted to delete the redemption fee from the Class I, but retain it on the Class A.  The Fund was advised that the redemption fee had to apply to all classes, and could not be imposed on one class and not another.  The Fund has decided to remove the redemption fee from all series and all classes, but as of September 30, believed that it was going to charge the fee on Class A but not Class I.  As indicated in the footnotes to the financial statements, no redemption fees were charged on any shares through September 30.  The updated registration statements for each of the series will show that no redemption fees will be assessed on any shares.

13.

Mr. Peter Kohli is the Chief Compliance Officer of the Fund and the adviser.  Mr. Kohli is also the principal executive officer of the Fund and the adviser.  Mr. Kohli will seek to appoint a separate person as the Chief Compliance Officer as soon as the Fund is realistically able to do so.

14.

The Fund’s website currently has inconsistent documentation with respect to the separate series, with some SAI documents not bearing the same date as the related Prospectus.  As soon as the updated registration statement materials are effective, the materials on the website will be corrected to insure that the Prospectus and SAI are the proper, currently effective documents for each series.

15.

The Fund will be implementing a compliance calendar chart to coordinate required filings among various service providers so that its registration materials will not be out of date in the future.  The Fund will generate periodic email inquiries and require positive feedback from its providers so that multiple parties can ascertain that a filing will be made timely and confirm that it has been made.  As soon as practicable, the Fund will assign an assistant compliance person to monitor the filings required by the compliance calendar, and to alert the Compliance Officer if a provider does not timely confirm that a required filing will be prepared and made.

The Fund believes that the above items address all matters raised by the Staff.  Please contact the undersigned if you need any further information.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers/

Timothy F. Demers

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